August 14, 2024

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
1 HaTachana St.
Kfar Saba, Israel 4453001

       Re: ParaZero Technologies Ltd.
           Registration Statement on Form F-3
           Filed August 9, 2024
           File No. 333-281443
Dear Boaz Shetzer:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   David Huberman, Esq.